EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings
Net income	$340,536	$224,402	$350,745	$150,946	$37,692
Equity in (income) loss of unconsolidated entities	(1,370)	(241)	2	(6,009)	(338)
Income tax expense	2,619	1,699	1,673	2,050	893
Net income before equity in (income) loss of unconsolidated entities and income tax expense	341,785	225,860	352,420	146,987	38,247
Add:
Distribution of income from investments in unconsolidated entities	907	1,999	6	15,964	9,768
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	161,989	132,020	123,999	125,675	81,067
Deduct:
Capitalized interest	7,238	2,073	1,655	1,722	2,089
Total earnings (A)	$497,443	$357,806	$474,770	$286,904	$126,993

Fixed charges and preferred dividends
Interest expense	$154,751	$129,947	$122,344	$123,953	$78,978
Capitalized interest	7,238	2,073	1,655	1,722	2,089
Total fixed charges (B)	$161,989	$132,020	$123,999	$125,675	$81,067
Preferred dividends, including redemption costs	3,688	307	—	—	—
Total fixed charges and preferred dividends (C)	$165,677	$132,327	$123,999	$125,675	$81,067

Ratio of Earnings to Fixed Charges (A/B)	3.1 x	2.7 x	3.8 x	2.3 x	1.6 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	3.0 x	2.7 x	3.8 x	2.3 x	1.6 x